SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Rick's Cabaret International, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   765641-30 3
                                   -----------
                                 (CUSIP Number)

  Eric Langan, 505 North Belt, Suite 630, Houston, Texas 77060, (281) 820-1181
  ----------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 29, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.                                                              |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No.  765641-30  3                                          Page  2  of  6
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(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

                                E.S. Langan, L.P.

(2)     Check  the  Appropriate  Box  if a Member of a Group (See Instructions).

                                                                     (a)     |X|
                                                                     (b)     |_|

(3)     SEC  Use  Only

(4)     Source  of  Funds  (See  Instructions)

                                       PF

(5)     Check  if  Disclosure  of  Legal  Proceedings
        is  Required  Pursuant  to  Items  2(d)  or  2(e).                   |_|

(6)     Citizenship  or  Place  of  Organization

                                      Texas

Number       (7)     Sole  Voting  Power          -0-
of
Shares
Bene-
ficially     (8)     Shared  Voting  Power
Owned                                566,732
by
Each
Report-      (9)     Sole  Dispositive  Power     -0-
ing
Person
With:
            (10)     Shared  Dispositive  Power
                                     566,732

            (11)     Aggregate  Amount  Owned  by  Each  Reporting  Person
                                     566,732


            (12)     Check  if  the  Aggregate  Amount  in  Row (11) Excludes
                     Certain Shares  (See  Instructions)                     |_|

CUSIP  No.  765641-30  3                                          Page  3  of  6
            ------------

(13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                      17.7%


(14)     Type  of  Reporting  Person
                                       PN

CUSIP  No.  765641-30  3                                          Page  4  of  6
            ------------

ITEM  1     Security  and  Issuer

     This statement is filed with respect to shares of common stock par value $0.01 (the "Shares") of Rick's Cabaret International, Inc. (the "Company", "Rick's" or the "Issuer"), whose address is 505 North Belt, Suite 630, Houston, Texas 77060. The shares described herein take into account the reverse split with respect to the Company's 2:1 reverse split effective March 15, 1999.

ITEM  2.A. Identity  and  Background

          (a) E.S. Langan, L.P., a Texas Limited Partnership, which principally invests in the adult entertainment business.

          (b) Principal business and office address: 505 North Belt, Suite 630, Houston, Texas 77060

          (c)  No.

          (d)  No.

ITEM  2.B.     Identity  and  Background

          (a)  Eric Scott Langan, General Partner

          (b)  Business address: 505 North Belt, Suite 630, Houston, Texas 77060

          (c) Director and President of Rick's, and Director and President of Taurus Entertainment Companies, Inc. ("Taurus"). The address of Rick's and Taurus is 505 North Belt, Suite 630, Houston, Texas 77060. Mr. Langan is also the General Partner of E.S. Langan, L.P. at the same address.

          (d)  No.

          (e)  No.

          (f)  U.S.A.


ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     On January 13, 14, & 15, 1999, E.S. Langan, L.P. purchased a total of 92,400 shares for cash in market transactions, which, after the reverse split of March 15, 1999, equals 46,200 shares

     On March 29, 1999, E.S. Langan, L.P. purchased a total of 1,041,064 shares, which, after the reverse split of March 15, 1999, equals 520,532 shares, for $907,328 consisting of $ 707,328 in cash and a promissory note for $200,000 from the Seller. Eric Scott Langan and E.S. Langan, L.P. are a group.

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CUSIP  No.  765641-30  3                                          Page  5  of  6
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ITEM  4.     Purpose  of  Transaction

     E.S. Langan, L.P.made these transactions as investments in an industry in which E. S. Langan, L.P. has invested in the past.

(a) E. S. Langan, L.P. may, from time to time, acquire additional securities of the Company for investment purposes. E. S. Langan, L.P. acquired these shares from Robert L. Watters, who resigned as President of Rick's. Mr. Watters continues to be a Director.

(b) E. S. Langan, L.P. has no present plans or proposals for an extraordinary corporate transaction involving the Company. E. S. Langan L.P. acquired the shares in the March 29, 1999 transaction from Robert L. Watters. Mr. Langan is the General Partner of E.S. Langan, L.P. Also on March 29, 1999, Mr. Watters acquired a subsidiary of Rick's, RCI Entertainment Louisiana, Inc., which was reported by Rick's on a Form 8-K dated March 29, 1999.

(c) E. S. Langan, L.P. has no present plans or proposals involving the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) E. S. Langan, L.P. has no present plans or proposals involving any change in the present board of directors or management of the Company, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. Eric Scott Langan has plans to add Board members, but no plans or proposals to change the term of directors. Mr. Langan was appointed as President of Rick's on March 29, 1999. Mr. Langan continues to be a Director.

(e) E. S. Langan, L.P. has no present plans or proposals for material change in the present capitalization or dividend policy of the Company.

(f) E. S. Langan, L.P. has no present plans or proposals for a material change in the Company's business or corporate structure.

(g) E. S. Langan, L.P. has no present plans or proposals for changes in the Company's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h) E. S. Langan, L.P. has no present plans or proposals for causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) E. S. Langan, L.P. has no present plans or proposals for a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) E. S. Langan, L.P. has no present plans or proposals for any actions similar to those enumerated above.

CUSIP  No.  765641-30  3                                          Page  6  of  6
            ------------

ITEM  5.     Interest  in  Securities  of  the  Issuer

     (a) E. S. Langan, L.P. is the beneficial owner of 1,133,464 Shares of the Company, which, after the reverse split of March 15, 1999, equals 566,732 shares, which represents 17.7% of the class of securities.

     (b) E. S. Langan, L.P. has shared voting and dispositive power for all of the 1,133,464 Shares of the Company, which, after the reverse split of March 15, 1999, equals 566,732 shares.


     (c)  None.

     (d) E. S. Langan, L.P. has the right to receive and power to direct receipt of dividends from, or the proceeds from the sale of, 1,133,064 shares, which, after the reverse split of March 15, 1999, equals 566,732 shares.

     (e)  Not applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

          Mr. Langan, as General Partner of E. S. Langan, L.P., has voting rights for E. S. Langan, L.P. and as such, Mr. Langan and E. S. Langan, L.P. will vote as a group.

ITEM  7.  Material  to  be  Filed  as  Exhibits

               10.1 Promissory  Note  made by E.S.  Langan,  L.P.  to  Robert L.
                    Watters

               10.2 Stock Purchase Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April  6,  1999                            E.S.  Langan,  L.P.
---------------                           /s/ Eric Scott Langan
     Date                                 by: Eric Scott Langan, General Partner